ZI CORPORATION PROVIDES UPDATE ON STRATEGIC ALTERNATIVES

CALGARY, AB, September 4, 2008 – Zi Corporation (NASDAQ: ZICA) (TSX: ZIC) (the "Company" or "Zi"), a leading innovator of mobile discovery and advertising solutions, today confirmed that it is continuing a process of exploring a variety of strategic alternatives, including opening discussions with Nuance Communications, Inc., and advancing other opportunities previously announced.

"Given the series of recent announcements surrounding significant transactions, potential strategic investments, and the unsolicited proposal for the purchase of Zi, the Company felt that it was important to inform its shareholders of its strategic planning process and its ongoing efforts to maximize shareholder value," commented Milos Djokovic, President and Chief Executive Officer of Zi Corporation.

"Zi has interesting and viable alternatives in front of it and the Company, with its bankers and legal advisors, will conduct an evaluation process in a deliberate and thorough fashion. Our recent announcement of the Nokia licensing deal, effectively increasing our revenue stream from this relationship by 100% for the first year of the agreement, coupled with our robust sales pipeline, is indicative of the true value of our organization. The addition of the significant initial payment from the Nokia transaction ensures we have the resources to make a prudent assessment of all options available," Djokovic concluded.

In making this announcement, the Company stated that there can be no assurance that any particular alternative will be pursued or that any transaction will occur, or on what terms.

About Zi Corporation

Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising. Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit zicorp.com.

Safe Harbor Statement

This release may be deemed to contain forward-looking statements under applicable securities laws. These forward-looking statements include, among other things, statements regarding the exploration of strategic alternatives mentioned above and entry into definitive agreements related thereto, including Zi’s discussions with Nuance Communications, Inc., and advancing other opportunities previously announced, as well as the terms and impact of such definitive agreements should they be entered into; and statements regarding our sales pipeline. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including, but not limited to: the ability of Zi to reach acceptable terms in definitive agreement(s) related to the strategic alternatives mentioned above, if at all; the occurrence of any event, change or other circumstances that could give rise to the termination of any exploration or negotiations in connection therewith; the inability to complete any transactions due to the failure to satisfy any conditions thereof or failure to receive the required regulatory approvals; Zi’s ability to enter into commercial agreements with its customers and potential customers, and Zi’s ability to realize expectations related to its sales pipeline; legislative, regulatory or economic developments and other factors listed in Zi's filings with the U.S. Securities and Exchange Commission on EDGAR and with Canadian securities regulator authorities on SEDAR. Zi can give no assurance that any transactions related to the strategic alternatives mentioned above will be completed. In making its forward- looking statements Zi used, among other things, the following material factors or assumptions to develop forward-looking information enumerated above: projections of future operations, ongoing and future business negotiations, timing of product developments and capital expenditures. Zi believes that the expectations reflected in this press release are reasonable, but actual results may be affected by a variety of variables and may be materially different from the results or events in the forward looking statements. Except as required by applicable securities law, Zi undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. Except as required by applicable law, Zi is not responsible for updating the information contained in this communication beyond the published date, or for changes made to this communication by wire services or internet service providers.

Zi™, eZiType™, eZiText™, Decuma™ and Qix™ are trademarks of Zi Corporation and/or its subsidiaries. All other trademarks are the property of their respective owners.

For more information:
Cameron & Associates	Zi Corporation	Zi Corporation
Al Palombo	Milos Djokovic, CEO	Blair Mullin, CFO
212-554-5488	403-233-8875	403-233-8875
al@cameronassoc.com	milos@zicorp.com	bmullin@zicorp.com